14041882

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mountainview Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 18th Street, Suite 1001
(No. and Street)

Denver (City) CO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Watts (303) 633-4782
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey, LLP
(Name – *if individual, state last, first, middle name*)

555 17th Street, Suite 1000 (Address) Denver (City) CO (State) 80202 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
– 4 2014
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2013

Filed as PUBLIC information pursuant to rule 15a-5(d) under the Securities Exchange Act of 1934.

OATH OR AFFIRMATION

I, Robert Watts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MountainView Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARRIE A. SORN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20124022619
My Commission Expires April 12, 2016

Signature

Chief Financial Officer & FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Member of
MountainView Securities, LLC
Denver, Colorado

Report on the Financial Statement

We have audited the accompanying statement of financial condition of MountainView Securities, LLC (Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MountainView Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

Denver, Colorado
February 27, 2014

MountainView Securities, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 1,800,938
Receivables from broker-dealers and clearing organizations, net	4,661,186
Prepaid expenses	51,746
Property and equipment, net of accumulated depreciation of $76,524	41,355
Other assets	16,865
Total assets	$ 6,572,090
Liabilities and Member's Equity	
Liabilities	
Due to affiliate, net	$ 28,612
Payable to broker-dealers and clearing organizations	1,169,067
Accrued expenses	234,952
Total liabilities	1,432,631
Commitments and Contingencies (Note 4)	
Member's Equity	
Member contribution	4,589,160
Accumulated earnings	550,299
Total member's equity	5,139,459
Total liabilities and member's equity	$ 6,572,090

See Notes to Statement of Financial Condition.

Note 1. Organization

MountainView Securities, LLC (the Company) is a Delaware single member limited liability company which is approved as a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of MountainView Capital Holdings, LLC (MountainView), a Delaware LLC. The Company has operations in Houston, Texas, and Denver, Colorado.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule. The requirement of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all unpledged temporary cash investments with a maturity at date of purchase of three months or less to be cash equivalents.

Receivables from and payables to broker-dealers and clearing organizations: Unrealized gains and losses on unsettled To Be Announced trades (TBA trades) are shown gross on the statement of financial condition as a receivable and payable to each respective broker-dealer. Other receivables relating to trades pending settlement are netted in receivable from broker-dealers and clearing organizations in the statement of financial condition as disclosed in Note 8.

Property and equipment: Property and equipment are recorded at cost net of accumulated depreciation and consist mainly of furniture and equipment. Depreciation is calculated using the straight line method over the assets' useful lives of 3 to 7 years.

Securities transactions: Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Income taxes: The Company has elected to be taxed as a single member-disregarded entity for income tax purposes. Accordingly, the Company is not subject to federal income tax, but may be subject to certain state taxes. The individual member is individually liable for taxes on their share of the Company's income or loss. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2013 management has determined that there are no material uncertain income tax positions. The current and prior three tax years remain subject to examination by U.S. Federal and most state tax authorities.

Note 2. Summary of Significant Accounting Policies (Continued)

Recently adopted accounting pronouncements: In December 2011, the FASB issued guidance requiring entities to disclose information about arrangements related to net settlement and how those arrangements impact the entity's financial position. In January 2013, FASB issued additional clarification on arrangements related to net settlement applying to the following financial instruments: derivatives, repurchase agreements, reverse repurchase agreements, securities borrowing and securities lending transactions. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. The adoption did not have an impact on the statement of financial condition.

Recently issued accounting pronouncements: In July 2013, the SEC announced amendments to Rules 17a-5 and 17a-11 under the Securities and Exchange Act of 1934. The amendment to Rule 17a-5 *requires financial statements to include an exemption report regarding Rule 15c3-3, and changes to the* audit objectives, testing and report issued by the audit firm. The SEC also adopted amendments to net capital and customer protection rules. Management is currently assessing the impact of these regulations, as the effective date is June 1, 2014 for most rule changes.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition issued, noting none.

Note 3. Risks and Uncertainties

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company maintains accounts with financial institutions which, at times, may exceed Federal Deposit Insurance Corporation insurance limits. The Company has not incurred any losses on these accounts in the past and does not expect any such losses in the future.

Note 4. Commitments and Contingencies

The Company is obligated under non-cancelable operating leases primarily for office facilities. The future minimum rental payments under each lease expiring in 2016 are as follows:

As of December 31:		
2014	$	105,524
2015		107,288
2016		45,438
	$	258,250

The Company recognizes occupancy expense on a straight-line basis over the term of the lease agreements. The difference between recognized occupancy expense and actual cash payments for rent results in a deferred rent obligation recognized in accrued expenses in the statement of financial condition of approximately $37,200 as of December 31, 2013.

Note 5. Indemnifications

In the normal course of its business, the Company enters into contracts and agreements with certain service providers, such as clearing and custody agents, trustees and administrators, that contain a variety of representations and warranties and which provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Note 6. Regulatory Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) and has elected to compute its net capital requirements under the alternative method, as provided by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, both as defined. The rule also provides that equity capital may not be withdrawn if the resulting net capital would be less than 5 percent of aggregate debits. Net capital changes from day to day, but at December 31, 2013, the Company had net capital and net capital requirements of $5,029,493 and $250,000, respectively, which was $4,779,493 in excess of its required net capital.

Note 7. Related-Party Transactions

Various administrative services are provided by MountainView. Certain expenses allocated to the Company by MountainView are based on estimated usage of shared services. Cash is transferred as needed to cover these expenses. There was $28,612 due to MountainView at December 31, 2013, as a result of these services which is recorded as due to affiliate on the statement of financial condition.

The Company maintains a revolving line of credit agreement with MountainView in the amount of $10,000,000. The line of credit is payable on demand and is in place related to any advances requested by the Company to cover expenses or possible collateral requirements and accrues 6% per annum simple interest. As of December 31, 2013, there was $0 outstanding on the line of credit. Borrowings under this agreement are not secured and there are no pledges of collateral.

Note 8. Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations of $4,661,186 at December 31, 2013 consisted of fees, commissions and fees receivable/ payable, cash and cash equivalents on hand, and unrealized gains on open TBA trades. Payables to broker dealers and clearing organizations consisted unrealized losses on open TBA trades, which was recorded gross on the statement of financial condition as a payable with an corresponding receivable in the amount of $1,169,067 Receivables from broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivables/ (Payables)	Payables
Deposits with clearing broker	$ 100,000	$ -
Money market accounts	3,295,641	-
Unsettled securities transactions	1,277,942	1,169,067
Fees and commissions receivable/payable	(12,397)	-
	$ 4,661,186	$ 1,169,067

The Company clears its customer transactions through another broker-dealer on a fully disclosed basis. The amounts payable to the clearing brokers relates to the aforementioned transactions and are collateralized by securities owned by the Company.